UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension
of Duty to File Reports under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number: 000-29574

Twin Butte Energy Ltd.
(formerly AltaRex Corp.)

(Exact name of registrant as specified in its charter)

Suite 1050
1075 West Georgia Street
Vancouver, British Columbia V6E 3C9
(604) 687-3023

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value

(Title of each class of securities covered by this Form)

NIL

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 277

Pursuant to the requirements of the Securities Exchange Act of 1934, Twin Butte Energy Ltd. has caused this certification/notice to be signed on behalf by the undersigned duly authorized person.

TWIN BUTTE ENERGY LTD.

Dated: March 22, 2004	By:	“/s/ Rick Wlodarczak” Name: Richard M. Wlodarczak Title: President